As filed with the SEC on November 12, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3/A
Amendment No. 5 to Form S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933

ROYALE ENERGY, INC.
(Exact name of registrant as specified in its charter)

California	**1311**	**33-0224120**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7676 Hazard Center Drive, Suite 1500
San Diego, CA 92108
(Address of principal executive offices)
Issuer's telephone number: 619-881-2800

Stephen M. Hosmer
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, CA 92108
619-881-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Lee Polson
Strasburger & Price, LLP
600 Congress Avenue, Suite 2600
Austin, Texas 78701
512-499-3600
(FAX) 512-499-3660

Approximate date of commencement of proposed sale to the public: From time to time after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES NAD EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Reason Why This Form S-3/A Amendment No. 5 is Being Filed

The purpose of this filing is to update the Legality Opinion, Exhibit 5.1 and the Accountants Consent, Exhibit 23.1, which were originally filed as exhibits to the Form S-3/A, filed on June 26, 2001.

PART I – INFORMATION REQUIRED IN PROSPECTUS

{Royale Energy Logo}

Subject to Completion, dated November 11, 2002


PRELIMINARY PROSPECTUS

ROYALE ENERGY, INC.

673,177 Shares of Common Stock


This prospectus relates to 673,177 shares of common stock of Royale Energy, Inc. a California corporation ("Royale Energy"), that may be offered and sold from time to time by the several selling shareholders whose shares are being registered. The stock was issued by Royale Energy to its Directors, as an additional aspect of reimbursement for their services.

Royale Energy's securities are listed on the Nasdaq Stock Market under symbol "ROYL."

See "Risk Factors" beginning on page 1 for a discussion of certain factors that should be considered by prospective purchasers of the stock offered hereby.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


The date of this Prospectus is November 11, 2002


TABLE OF CONTENTS

ROYALE ENERGY, INC.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108
(619) 881-2800

1. ROYALE ENERGY

We are an independent oil and natural gas producer. We produce and sell natural gas, acquire oil and gas lease interests and proved reserves, drill both exploratory and development wells, and sell fractional working interests in wells we intend to drill or participate in drilling. We own wells and leases located mainly in the Sacramento Basin and San Joaquin Basin in California.

2. RISK FACTORS

2.1 We Depend on Market Conditions and Prices in the Oil and Gas Industry.

Our success depends heavily upon our ability to market oil and gas production at favorable prices. In recent decades, there have been both periods of worldwide overproduction and underproduction of hydrocarbons and periods of increased and relaxed energy conservation efforts. As a result the world has experienced periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis; these periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of oil and gas has placed pressures on prices and has resulted in dramatic price fluctuations.

Natural gas demand and the prices paid for gas are seasonal. In recent years, natural gas demand and prices in Northern California have decreased during the fall and winter and risen in the spring and summer, reflecting increased electricity consumption. In the winter and spring of 2001, a gas shortage in Northern California caused dramatic rises in the price we received for our gas production. The high prices in the first half of 2001 materially increased our revenues from gas production and sales in that period. Gas prices fell again in the summer of 2001. Discussions of a few natural gas price regulations, including price caps, have taken place at the state and federal levels. The fluctuations in gas prices and possible new regulations create uncertainty about whether we can continue to produce gas for a profit. We do not expect natural gas prices to return to their winter 2001 levels in the forseeable future.

Prices for oil and natural gas affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. Lower prices may also reduce the amount of oil and natural gas that we can economically produce. Any substantial and extended decline in the price of oil or natural gas would decrease our cash flows, as well as the carrying value of our proved reserves, our borrowing capacity and our ability to obtain additional capital.

2.2   **Variance in Estimates of Oil and Gas Reserves Could be Material.**

The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in reserve reports that we periodically obtain from independent reserve engineers.

You should not construe the present value of proved reserves contained in our annual report as the current market value of the estimated proved reserves of oil and gas attributable to our properties. In accordance with Securities and Exchange Commission requirements, we have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, whereas actual future prices and costs may vary significantly. The following factors may also affect actual future net cash flows:

-     the timing of both production and related expenses;
-     changes in consumption levels; and
-     governmental regulations or taxation.

In addition, the calculation of the present value of the future net cash flows using a 10% discount as required by the Securities and Exchange Commission is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our reserves or the oil and gas industry in general. Furthermore, we may need to revise our reserves downward or upward based upon actual production, results of future development, supply and demand for oil and gas, prevailing oil and gas prices and other factors.

Any significant variance in these assumptions could materially affect the estimated quantities and present value of our reserves. In addition, our proved reserves may be revised downward or upward, based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used, and such variances may be material.

2.3   **Future Acquisitions and Development Activities May Not Result in Additional Proved Reserves, and We May Not be Able to Drill Productive Wells at Acceptable Costs.**

In general, the volume of production from oil and gas properties declines as reserves are depleted. Except to the extent that we acquire properties containing proved reserves or conduct successful development and exploitation activities, or both, our proved reserves will decline as reserves are produced. Our future oil and gas production is, therefore, highly dependent upon our ability to find or acquire additional reserves.

The business of acquiring, enhancing or developing reserves is capital intensive. We require cash flow from operations as well as outside investments to fund our acquisition and development activities. If our cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired.

2.4   Market Uncertainties and Regulatory Risks in California Could Adversely Affect Operations.

During 2001, natural gas prices fluctuated dramatically in California. In winter of 2000 and spring of 2001, gas prices rose to record highs in Northern California due to a shortage of available production. Beginning in June 2001, gas prices fell somewhat, but the prices were still far above their historic levels. The high gas prices in 2001 materially improved our operation results, but we do not expect natural gas prices to return to their early 2001 levels in the foreseeable future.

The increase in gas prices and a related short supply of electric power have given rise to calls for increased gas generated and regulation of the California energy markets. We cannot predict whether any increased regulation of gas production or pricing will come to pass. The adoption of new regulations could, however, negatively impact our own control over our operations, our ability to continue drilling new wells, or the price we receive for our production.

Substantially all of our natural gas reserves are located in northern California. Any interruption in the production from these reserves could materially adversely affect our operations.

2.5   The Oil and Gas Industry has Mechanical and Environmental Risks.

Oil and gas drilling and production activities are subject to numerous risks. These risks include the risk that no commercially productive oil or gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled, and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs and other equipment may limit our ability to develop, produce or market our reserves. New wells we drill may not be productive and we may not recover all or any portion of our investment in the well. Drilling for oil and gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, our properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

Industry operating risks include the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards, such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

In accordance with customary industry practice, we maintain insurance these kinds of risks, but we cannot be sure that our level of insurance will cover all losses in the event of a drilling or production catastrophe. Insurance is not available for all operational risks, such as risks that we will drill a dry hole, fail in an attempt to complete a well or have problems maintaining production from existing wells.

2.6   Drilling is a Speculative Activity Even With Newer Technology.

Assessing drilling prospects is uncertain and risky for many reasons. We have grown in the past five years by using 3-D seismic technology to acquire and develop exploratory projects in northern California, as well as by acquiring producing properties for further development. The successful acquisition of such properties depends on our ability to assess recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors.

Nevertheless, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 3-D seismic data and other advanced technologies assist geoscientists in identifying subsurface structures but do not enable the interpreter to know whether hydrocarbons are in fact present. In addition, 3-D seismic and other advanced technologies require greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of these costs.

Therefore, our assessments of drilling prospects are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities.

2.7   Breaches of Contract by Sellers of Properties Could Adversely Affect Operations.

In most cases, we are not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and we generally acquire interests in the properties on an "as is" basis with limited remedies for breaches of representations and warranties. In those circumstances in which we have contractual indemnification rights for pre-closing liabilities, the seller may not fulfill those obligations and leave us with the costs.

2.8   We May Not be Able to Acquire Producing Oil and Gas Properties Which Contain Economically Recoverable Reserves.

Competition for producing oil and gas properties is intense and many of our competitors have substantially greater financial and other resources than we do. Acquisitions of producing oil and gas properties may be at prices that are too high to be acceptable.

2.9   We Require Substantial Capital for Exploration and Development.

We make substantial capital expenditures for our exploration and development projects. We will finance these capital expenditures with cash flow from operations and sales of direct working interests to third party investors. We will need additional financing in the future to fund our developmental and exploration activities. Additional financing that may be required may not be available or continue to be available to us. If additional capital resources are not available to us, our developmental and other activities may be curtailed, which would harm our business, financial condition and results of operations.

2.10   Profit Depends on the Marketability of Production.

The marketability of our natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through natural gas gathering systems and natural gas pipelines that we do not own. Federal, state and local regulation of oil and gas production and transportation, tax and energy policies, and/or changes in supply and demand and general economic conditions could adversely affect our ability to produce and market its oil and gas. Any dramatic change in market factors could have a material adverse effect on our financial condition and results in operations.

2.11   We Depend on Key Personnel.

Our business will depend on the continued services of our president and chief executive officer, Donald H. Hosmer, and chief financial officer, Stephen M. Hosmer. We do not have employment agreements with either Donald or Stephen Hosmer. The loss of the services of either of these individuals would be particularly detrimental to us because of their background and experience in the oil and gas industry.

2.12   The Hosmer Family Exerts Significant Influence Over Shareholder Matters.

The control positions held by members of the Hosmer family may discourage others from making bids to buy Royale Energy or change its management without their consent. Donald H. or Stephen M. Hosmer own, directly and through their ownership of Royale Petroleum Corporation, approximately 39% of our outstanding common stock, including shares issuable on the exercise of outstanding warrants. Harry E. Hosmer owns an additional 10.2% of our outstanding common stock, including shares issuable on the exercise of outstanding stock options. So far as we know, no other shareholder or group of shareholders own as much as 5% of our common stock. Harry E., Donald H. and Stephen M. Hosmer also make up three of the seven members of our board of directors. The amounts of stock owned by Hosmer family members and Royale Petroleum make it quite likely that they could control the outcome of any contested vote of the shareholders on matters related to management of the corporation.

**2.13	The Oil and Gas Industry is Highly Competitive.**

The oil and gas industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs.

Many of our competitors possess and employ financial and personnel resources far greater than those which are available to us. They may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. We must compete against these larger companies for suitable producing properties and prospects, to generate future oil and gas reserves.

**2.14	Governmental Regulations Can Hinder Production.**

Domestic oil and gas exploration, production and sales are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, have legal authority to issue, and have issued, rules and regulations affecting the oil and gas industry which often are difficult and costly to comply with and which carry substantial penalties for noncompliance. State statutes and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Most states where we operate also have statutes and regulations governing conservation matters, including the unitization or pooling of properties. Our operations are also subject to numerous laws and regulations governing plugging and abandonment, discharging materials into the environment or otherwise relating to environmental protection. The heavy regulatory burden on the oil and gas industry increases its costs of doing business and consequently affects its profitability.   Changes in the laws, rules or regulations, or the interpretation thereof, could have a materially adverse effect on our financial condition or results of operation.

**2.15	Minority or Royalty Interest Purchases Do Not Allow Us to Control Production Completely.**

We sometimes acquire less than the controlling working interest in oil and gas properties. In such cases, it is likely that these properties would not be operated by us. When we do not have controlling interest, the operation on the other co-owners might take actions we do not agree with and possibly increase costs or reduce production income in ways we do not agree with.

2.16   Environmental Regulations Can Hinder Production.

Oil and gas activities can result in liability under federal, state and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transport, storage, and disposal. Such liability can attach not only to the operator of record of the well, but also to other parties that may be deemed to be current or prior operators or owners of the wells or the equipment involved.   We have inspections performed on our properties to assure environmental law compliance, but inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

2.17   Shares Eligible for Future Sale Could Dilute Our Stock Price.

On June 15, 2002, we had 4,999,641 shares of common stock issued and outstanding. After giving effect to the purchase of common stock pursuant to the exercise of options to purchase 170,603 shares that are being registered for sale by selling shareholders in this offering, we would have a total of 5,170,244 shares of common stock issued and outstanding as of June 15, 2002. The stock and warrants to be sold in this offering will be eligible for resale on the open market. The selling shareholders may also elect to sell their shares in exempt transactions pursuant to the SEC's Rule 144.

Prior to the registration of these shares by this registration statement, the shares sold by the Selling Shareholders who are affiliated with the Company are subject to volume restrictions under SEC's Rule 144. Thus, during the three month period prior to a sale, each Selling Shareholder may only sell an amount equal to one percent of the shares of outstanding common stock or equal to the average weekly reported volume of trading during the four weeks prior to the sale, whichever is greater. After the registration of the shares on this registration statement, the Selling Shareholders who are affiliated with the Company will no longer be subject to volume restrictions under SEC's Rule 144 and may sell the shares without being subject to any volume limitations. If all the shares were offered for sale in the public market at the same time, it would cause an increase in the number of our common shares in the market and a possible decrease in the price of our common shares, thus resulting in significant dilution of the beneficial ownership interests of the current holders of our common stock. There is no way of knowing with any certainty what number, if any, of shares will be actually offered for sale in the public market in the future.

2.18   We Do Not Expect to Pay Cash Dividends.

We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

On March 18, 2002, our Board of Directors approved the issuance of a 15% stock dividend to shareholders of record as on May 31, 2002. The dividend resulted in issuance of a total of 652,127 shares to common shareholders, 1,476 shares of series A preferred stock to series A preferred shareholders, and 6,468 shares of series AA preferred stock to series AA preferred shareholders. Stock dividends do not, however, result in the distribution of cash to investors, and the investors who received the stock dividend must still rely on sales of their common stock at appreciated prices to profit from their investment in our stock.

3. USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares sold by selling security holders. We will only receive proceeds if a selling security holder exercises warrants or options to purchase shares of our common stock being offered with this prospectus prior to the sale of those shares. If we receive any proceeds from the exercise of options, it will be added to our working capital. We have agreed to bear certain expenses in connection with the registration of the shares of common stock being offered and sold by the selling security holders.

4. SELLING SECURITY HOLDERS

Some directors and employees of Royale Energy received stock or stock options as payment for their services to the corporation. All selling shareholders who are not listed as officers or directors or Royale Energy are non-executive employees who received the stock being sold as compensation for their services. A total of 673,177 shares are being registered.

| Shareholder (1) | Position Held If An Officer or Director | Shares | | | |
		Number Owned Before Offering	Percent Owned Before Offering (4)	Number to Be Offered	Percent Owned After Offering
Donald H. Hosmer (2), (3)	President, Secretary and Director	863,643	17.3%	21,160	16.9%
Harry E. Hosmer (3)	Chairman of the Board	510,888	10.2%	510,888	0%
Oscar Hildebrandt (3)	Director	54,781	1.1%	54,781	0%
Stephen M. Hosmer (2), (3)	Chief Financial Officer and Director	857,242	17.1%	14,759	16.9%
Gilbert C. L. Kemp	Director	6,613	0.1%	6,613	0%
Rodney Nahama (3)	Director	18,515	0.4%	18,515	0%
George M. Watters (3)	Director	39,675	0.8%	39,675	0%
Ron Lipnick		1,150	(5)	1,150	0%
Bennett Spevack		1,150	(5)	1,150	0%
Phil Nicoll		1,150	(5)	1,150	0%
Margene Hamer		1,150	(5)	1,150	0%
Bobbie Moore		1,150	(5)	1,150	0%
Kimber Tabak		575	(5)	575	0%
Linda Goddard		115	(5)	115	0%
David Johnson		115	(5)	115	0%
Richard Ranzoni		115	(5)	115	0%
Rose Simmons		58	(5)	58	0%
Corrin Gallarano		58	(5)	58	0%
Total		2,358,143		673,177	

(1)   The address of each selling shareholder is 7676 Hazard Drive, Suite 1500, San Diego, California 92108.

(2)   The shares owned by Donald and Stephen Hosmer each include shares owned by Royale Petroleum Corporation ("RPC"). RPC owns 1,684,966 (31.5%) of Royale Energy (including shares issuable upon the exercise of outstanding warrants). Donald and Stephen Hosmer each own and have power to vote 50% of RPC's equity securities, so each of them may be deemed to be the beneficial owner of the Common Stock owned by RPC, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. To illustrate the relative economic and voting interests owned by directions, the above table attributes 50% (842,483) shares of Royale Energy share owned by RPC to each of Donald and Stephen Hosmer. The total number of Royale Energy shares owned by RPC (1,684,966) are included in the number of shares both Donald and Stephen Hosmer own and the in the number of shares owned by all officers and directors as a group.

(3)   Includes shares which are issuable upon the sale of options granted to these directors as compensation for services. The options were granted to the directors in 1992 and 1995. After giving effect to a reverse stock split in 1994 and stock dividends in 2001 and 2002, the exercise price of the 1992 options are $2.268 per share, and the exercise price of the 1995 options are $1.437 per share. The 1992 options expire December 18, 2002, and the 1995 options expire March 10, 2005. The following table indicates the number of options held by each director, whose underlying shares are being registered for sale by this prospectus.

	1992 Options	1995 Options	Total Option Shares
Donald H. Hosmer	19,838	-	19,838
Harry E. Hosmer	19,838	33,062	52,900
Stephen M. Hosmer	13,225	-	13,225
George M. Watters	13,225	26,450	39,675
Oscar A. Hildebrandt	-	26,450	26,450
Rodney Nahama	-	18,515	18,515
All officers and directors as a group	66,126	111,090	170,603

(4)   Under SEC rules, we calculate the percentage of ownership of each person who owns exercisable options by adding (1) the number of exercisable options for that person only to (2) the number of total shares outstanding, and dividing that result into (3) the total number of shares and exercisable options owned by that person. Using this measure, the table includes shares which each listed selling shareholder may acquire on exercise of options. All outstanding options to officers and directors are listed in footnote 3 above. The percentage calculations assume that all selling shareholders sell all shares being registered in this offering. The selling shareholders may sell some or all of their shares from time to time while this registration is in effect. We do not know if they will choose to sell all of their shares that are being registered. Percentages based on 4,999,641 shares issued and outstanding on June 15, 2002.

[5] Less than 1% of the outstanding shares.

5. PLAN OF DISTRIBUTION

The selling shareholders may offer the common stock for sale in one or more transactions, including block transactions, at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. common stock may be sold by a selling shareholder directly, through agents designated from time to time or to or through broker-dealers designated from time to time.

The common stock may be sold through a broker-dealer acting as agent or broker for the selling shareholders in ordinary brokerage transactions and transactions in which the broker solicits purchasers, or to a broker-dealer acting as a principal. In the latter case, the broker-dealer may then resell such common stock to the public at varying prices to be determined by such broker-dealer at the time of resale.

The selling shareholders may also transfer the shares of common stock by gift. Royale Energy does not know of any arrangements made by the selling shareholders for the sale of any shares of common stock. The selling shareholders are not obligated to sell any of the shares being registered for sale.

The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of any of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the number of shares of common stock to be sold, certain information relating to the selling shareholders, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be sent in an accompanying Prospectus Supplement.

6. EXPERTS

Our financial statements as of December 31, 2001 and 2000, and for each of the years in the two-year period ending December 31, 2001, incorporated by reference in this prospectus and our registration statement on Form S-3, have been audited by Brown Armstrong Paulden McCown Hill Starbuck & Keeter, independent public accountants, as indicated in their reports with respect thereto, been incorporated by reference in Royale Energy's Annual Report on Form 10-KSB for the year ended December 31, 2001, which is incorporated by reference herein in reliance upon the authority of Brown Armstrong as experts in accounting and auditing in giving their reports.

Information related to the estimated proved reserves attributable to certain oil and gas properties of Royale Energy as of December 31, 2001, and estimates of future net cash flows and present value of the reserves have been incorporated by reference in Royale Energy's Annual Report on Form 10-KSB for the year ended December 31, 2001, which is incorporated herein by reference, in reliance on the reserve report, dated March 6, 2002, prepared by WZI, Inc., independent petroleum engineers.

The validity of the common shares offered pursuant to this prospectus will be passed on by Strasburger & Price, L.L.P., Austin, Texas.

7.   MATERIAL CHANGES

On March 18, 2002, our Board of Directors approved the issuance of a 15% stock dividend to shareholders of record as on May 31, 2002. The dividend resulted in issuance of a total of 652,127 shares to common shareholders, 1,476 shares of series A preferred stock to series A preferred shareholders, and 6,468 shares of series AA preferred stock to series AA preferred shareholders of record as of May 31, 2002.

Other than declaration of the stock dividend, there have been no material changes since our last filed Annual Report on Form 10-KSB for the year ended December 31, 2001, which was filed with the SEC on April 11, 2002.

8.   INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document. We incorporate by reference the documents listed below (SEC file No. 0-22750) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all shares offered by this Prospectus or until this offering is otherwise completed:

-        Our Annual Report on Form 10-KSB for the year ended December 31, 2001.
-        Our Quarterly Report on Form 10-QSB for the period ended March 31, 2002.
-        Our Quarterly Report on Form 10-QSB for the period ended June 30, 2002.
-        Our Statement for our annual meeting scheduled for July 11, 2002, which was filed with the SEC together with a Definitive Schedule 14A on May 29, 2002.

You may request free copies of these filings by writing or telephoning us at the following address:

Royale Energy, Inc.
7676 Hazard Centre Drive
Suite 1500
San Diego, CA 92108
619-881-2800
E-mail: www.royl.com

We file annual, quarterly and period reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. You can find our SEC filings on the SEC's web site, www.sec.gov You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. Our common stock is listed on the Nasdaq National Market System, under the symbol "ROYL," and all reports, proxy statements and other information that we file with Nasdaq may be inspected at its offices at 1735 K Street N.W., Washington, D.C. 20006.

We furnish our shareholders with an annual report, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.

9.   DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Under Article IV of our Articles of Incorporation, we have eliminated the potential liability of Directors to us, and we are also required to indemnify our Directors against any liability for monetary damages, to the extent allowed by California law. The California Corporations Code allows corporations, including Royale Energy, to eliminate or limit the liability of directors for monetary damages except to the extent that the acts of the director are in bad faith, constitute intentional or reckless misconduct, result in an improper personal benefit, or amount to an abdication of the directors' duties. The Corporations Code provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.

Our Articles of Incorporation also provide that if California law is amended to provide additional indemnity or relief from liability to directors, such relief or indemnity shall automatically be applied for the benefit of our Directors.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

{ROYALE ENERGY LOGO}

ROYALE ENERGY, INC.

673,177 SHARES OF COMMON STOCK

{Date}

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by Royale Energy:

Item	Amount [1]
SEC registration fee	$ 4,662.03
Legal fees and expenses	3,000.00
Miscellaneous expenses	500.00
Total:	$ 8,162.03

[1] All items other than SEC registration fee are estimates.

Item 15 Indemnification of Directors and Officers

Pursuant to Section 317 of the California Corporations Code, Royale Energy is empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of Royale Energy or its subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In addition, Royale Energy may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of Royale Energy to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee or other agent of Royale Energy or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be including reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, provided that court approval is obtained in the case of an adverse judgment or settlement. Royale Energy is required to advance expenses incurred by an officer or director in defending any proceeding prior to final disposition upon receipt of an undertaking to repay, unless it shall be determined ultimately that the officer or director is entitled to indemnification.

Article IV of Royale Energy's Articles of Incorporation requires Royale Energy to indemnify its officers and directors to the maximum extent permitted by California law and authorizes Royale Energy to indemnify its officers and directors in excess of the provisions of Section 317 of the California Corporations Code.

Royale Energy has entered into indemnification agreements with each of Royale Energy's directors and with Donald H. Hosmer and Stephen M. Hosmer as officers of Royale Energy. In general, the indemnification agreements provide that Royale Energy shall indemnify such officer or director from any and all expenses in any proceeding or threatened proceeding by reason of an indemnification event. The term indemnification event shall mean any event or occurrence related to the fact that such officer or director is an officer or director of Royale Energy or anything done or not done by such officer or director while serving as such. Expenses shall mean all expenses, including without limitation, attorneys' fees, fines, judgments, interest or other amounts paid in settlement. In addition, the agreement requires Royale Energy to advance such expenses to such officer or director if so requested.

Item 16   Exhibits and Financial Statements

See the Exhibit Index which is incorporated herein by reference.

Item 17   Undertakings

The undersigned registrant hereby undertakes:

(a)   to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(1)   to include any prospectus required by section 10(a)(3) of the Securities Act.

(2)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set for the in the "Calculation of Registration Fee" table in the effective registration statement.

(3)   to include any additional material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1) and (a)(2) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(b)   that, for determining liability under the Securities Act of 1933, the Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(c)   to remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth or described in Item of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Royale Energy, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on November 12, 2002.

ROYALE ENERGY, INC.

Stephen M. Hosmer
Stephen M. Hosmer, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the dates indicated.

Date: November 12, 2002   *Harry E. Hosmer* *
Harry E. Hosmer, Chairman of the Board

Date: November 12, 2002   *Donald H. Hosmer*
Donald H. Hosmer, Chief Executive Officer, President, Secretary, and Director

Date: November 12, 2002   *Stephen M. Hosmer* *
Stephen M. Hosmer, Chief Financial Officer and Director (Chief Accounting Officer)

Date: November 12, 2002   *Oscar A. Hildebrandt* *
Oscar A. Hildebrandt, Director

Date: November 12, 2002   *Gilbert C.L. Kemp* *
Gilbert C.L. Kemp, Director

Date: November 12, 2002   *Rodney Nahama* *
Rodney Nahama, Director

Date: November 12, 2002   *George M. Watters* *
George M. Watters, Director

Date: November 12, 2002   *Donald H. Hosmer*
Donald H. Hosmer

*By: Donald H. Hosmer, Attorney-in-Fact

-II 4-

EXHIBIT INDEX

Exhibit   Description

3.1   Restated Articles of Incorporation of Royale Energy, Inc., incorporated by reference to Exhibit 3.1 of the Company's 10-SB Registration Statement.

3.2   Certificate of Amendment to the Articles of Incorporation of Royale Energy, Inc. (effecting reverse stock split and defining certain rights of equity security holders), incorporated by reference to Exhibit 3.1 of the Company's Form 8-K dated October 31, 1994.

3.3   Bylaws of Royale Energy, Inc., incorporated by reference to Exhibit 3.2 of the Company's
Form 10-SB Registration Statement.

4.1   Certificate of Determination of the Series A Convertible Preferred Stock, incorporated by reference to Exhibit 4.1 of the Company's 10-SB Registration Statement.

4.2   Certificate of Determination of the Series AA Convertible Preferred Stock, incorporated by reference to Exhibit 4.2 of the Company's 10-SB Registration Statement.

5.1*   Opinion of Strasburger & Price, LLP, as to the validity of the shares being offered.

23.1*   Consent of Brown Armstrong Paulden McCown Hill Starbuck & Keeter, Independent Auditors.

23.2*   Consent of Strasburger & Price, L.L.P. (included in Exhibit 5.1).

23.3   Consent of WZI, Inc., incorporated by reference to Exhibit 23.3 of Amendment No. 4 to Royale Energy's Form S-3 filed on June 26, 2002.

24.1   Power of Attorney (previously filed).

   *   Filed Herewith.